Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matador Resources Company
We consent to the incorporation by reference in the registration statements (File No. 333-187808 and 333-196178) on Form S-3 and (File No. 333-180641 and 333-204868) on Form S-8 of Matador Resources Company of our reports dated February 29, 2016, with respect to the consolidated balance sheets of Matador Resources Company as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, cash flows, for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of Matador Resources Company. Our report dated February 29, 2016 refers to a change in accounting for debt issuance costs and accounting for deferred income taxes.
/s/ KPMG LLP
Dallas, Texas
February 29, 2016